SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Twilio Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90138F102

(CUSIP number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90138F102	13D	Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,626,977 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,626,977 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,977 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents shares of Class B Common Stock of Twilio Inc. (“Twilio”). Each share of Class B Common Stock is convertible without payment or consideration into one share of Class A Common Stock of Twilio at the option of the holder.

(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 103,781,961 shares of outstanding Class A Common Stock, consisting of (i) 80,667,248 shares of Class A Common Stock outstanding as of December 13, 2018, the record date established by the Company for purposes of the special meeting of the Company’s stockholders held on January 30, 2019, plus (ii) 23,114,713 shares of Class A Common Stock issued to the former stockholders of SendGrid, Inc. (“SendGrid”) pursuant to the Agreement and Plan of Merger dated October 15, 2018, by and between the Company, SendGrid and Topaz Merger Subsidiary, Inc., as amended on December 13, 2018, in each case as set forth in the Prospectus contained in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 18, 2018.

CUSIP No. 90138F102	13D	Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,626,977 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,626,977 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,626,977 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,451,854 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,451,854 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,451,854 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 635,186 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 635,186 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,186 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,450,004 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,450,004 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,450,004 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 15 ANGELS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 89,933 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 89,933 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,933 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90138F102	13D	Page 8 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VIII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,309,560
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,309,560
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90138F102	13D	Page 9 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VIII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,309,560
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,309,560
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 10 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,048,541
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,048,541
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,541
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 11 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,261,019
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,261,019
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,019
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 12 of 17 Pages

This Amendment No.1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed by Deer VII & Co. Ltd. (“Deer VII Ltd.”), Deer VII & Co. L.P. (“Deer VII LP”), Bessemer Venture Partners VII L.P. (“BVP VII”), 15 Angels LLC (“15 Angels”), Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”), BVP VII Special Opportunity Fund L.P. (“BVP VII SOF” and, together with BVP VII, BVP VII Institutional and 15 Angels, the “BVP VII Funds” and, together with Deer VII Ltd. and Deer VII LP, the “BVP VII Entities”), Deer VIII & Co. Ltd. (“Deer VIII Ltd.”), Deer VIII & Co. L.P. (“Deer VIII LP”), Bessemer Venture Partners VIII L.P. (“BVP VIII”) and Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Institutional” and, together with BVP VIII, the “BVP VIII Funds” and, together with Deer VIII Ltd. and Deer VIII LP, the “BVP VIII Entities”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a)–(b)

As of February 14, 2019, BVP VII, BVP VII Institutional, BVP VII SOF and 15 Angels (a wholly owned subsidiary of BVP VII Institutional) had sole voting and dispositive power with respect to 1,451,854, 635,186, 2,450,004 and 89,933 Shares, respectively, through their ownership of Class B Common Stock, representing approximately 1.4%, 0.6%, 2.3% and 0.1%, respectively, of the 103,781,961 shares of outstanding Class A Common Stock (determined in accordance with Rule 13d-3 of the Exchange Act), consisting of (i) 80,667,248 shares of Class A Common Stock outstanding as of December 13, 2018, the record date established by the Company for purposes of the special meeting of the Company’s stockholders held on January 30, 2019, plus (ii) 23,114,713 shares of Class A Common Stock issued to the former stockholders of SendGrid pursuant to the Merger Agreement, in each case as set forth in the Prospectus contained in the Registration Statement on Form S-4 filed with the SEC on December 18, 2018 (the “Total Outstanding Shares”).

As of February 14, 2019, Deer VII LP, as the general partner of BVP VII, BVP VII Institutional and BVP VII SOF, may be deemed to have sole voting and dispositive power with respect to all 4,626,977 Shares beneficially owned by the BVP VII Funds, representing approximately 4.3% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 14, 2019, Deer VII Ltd., as the general partner of Deer VII LP, may be deemed to have sole voting and dispositive power with respect to all 4,626,977 Shares deemed to be beneficially owned by the Deer VII LP, representing approximately 4.3% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 14, 2019, BVP VIII and BVP VIII Institutional had sole voting and dispositive power with respect to 1,048,541 and 1,261,019 Shares, respectively, representing approximately 1.0% and 1.2%, respectively, of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 14, 2019, Deer VIII LP, as the general partner of BVP VIII and BVP VII Institutional, may be deemed to have sole voting and dispositive power with respect to all 2,309,560 Shares beneficially owned by the BVP VIII Funds, representing approximately 2.2% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 14, 2019, Deer VIII Ltd., as the general partner of Deer VIII LP, may be deemed to have sole voting and dispositive power with respect to all 2,309,560 Shares deemed to be beneficially owned by Deer VIII LP, representing approximately 2.2% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

CUSIP No. 90138F102	13D	Page 13 of 17 Pages

(c) On February 14, 2019, BVP VIII Institutional and BVP VIII distributed, for no consideration, 420,340 and 349,513 Shares, respectively, to their limited partners and to Deer VIII LP, representing each such partner’s pro rata interest in the Shares. On the same date, one or more of such limited partner(s) distributed, for no consideration, the Shares to certain of its or their members in an amount equal to each such member’s or members’ respective pro rata interests in the Shares. On the same date, Deer VIII LP distributed, for no consideration, the Shares it received from the distributions to its partners in an amount equal to each such partner’s pro rata interest in the Shares.

On February 14, 2019, BVP VII, BVP VII Institutional, BVP VII SOF, and 15 Angels distributed, for no consideration, 483,951, 211,729, 816,668, and 29,978 Shares, respectively, to their limited partners and to Deer VII LP, representing each such partner’s pro rata interest in the Shares. On the same date, one or more of such limited partner(s) distributed, for no consideration, the Shares to certain of its or their members in an amount equal to each such member’s or members’ respective pro rata interests in the Shares. Finally, on the same date, Deer VII LP distributed, for no consideration, the Shares it received from the distributions to its partners in an amount equal to each such partner’s pro rata interest in the Shares.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 90138F102	13D	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2019

DEER VII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

CUSIP No. 90138F102	13D	Page 15 of 17 Pages

15 ANGELS LLC

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. L.P.

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII L.P.

By:	Deer VIII & Co. L.P., its General Partner

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.

By:	Deer VIII & Co. L.P., its General Partner

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel